AVI BioPharma, Inc.
One SW Columbia, Suite 1105
Portland, Oregon, 97258

November 21, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          AVI BioPharma, Inc.
                Form S-3
                File No. 333-133211

To Whom It May Concern:

AVI BioPharma, Inc. (the “Company”) filed a registration statement on Form S-3/A (File No. 333-138299) (the “Registration Statement”) on November 17, 2006 for the registration of an as yet undetermined number of shares of the Company’s common stock, preferred stock, and warrants up to a total public offering price of $75,000,000.  In the Registration Statement, the Company requested that effectiveness of the Registration Statement be delayed until further amendment or until it became effective upon the Commission’s determination acting pursuant to Section 8(a) of the Securities Act of 1933. The Company is now requesting that the effectiveness of the Registration Statement be accelerated so that the Registration Statement, as amended, becomes effective at 4:30 p.m., Eastern Standard Time, on November 22, 2006, or as soon as possible thereafter.  In connection with its request for acceleration, the Company acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  Please contact me or our counsel, Michael C. Phillips (503-778-5214), if you have any questions or comments.

Very truly yours,

AVI BioPharma, Inc.

/s/ Mark M. Webber
Mark M. Webber
Chief Financial Officer